December 20, 2017

VIA EDGAR AND EMAIL

U.S. Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549-0506

Re:	Transamerica Advisors Life Insurance Company (“Transamerica”)
Initial Form S-3 Registration Statement

Commissioners:

Filed herewith is one electronically formatted copy of the above-captioned initial registration statement (“Registration Statement”) under the Securities Act of 1933 (“Securities Act”) with respect to the Group Fixed Contingent Annuity Contract (“Contract”) issued by Transamerica.

1.	Registration Statement

Registrant is filing the Registration Statement to comply with Rule 415(a)(6) under the Securities Act, and to carry forward the total dollar amount of unsold securities registered pursuant to Transamerica’s existing registration statement (File No. 333-200770).

2.	Selective Review

We respectfully request selective review of the Registration Statement pursuant to Securities Act Release No. 6510 (Feb. 15, 1984).

In support of this request, we note that the prospectus contained in the Registration Statement is substantially similar to the prospectus contained in the currently effective registration statement (File No. 333-200770), except that the new prospectus includes an updated list of Eligible Assets in Appendix A, and contains updated tax and other disclosure related to the required update of the prospectus.

3.	Timetable for Effectiveness

We respectfully request that the SEC staff process the Registration Statement so that it may be declared effective as soon as practicable in order to maintain the continuous registration of the Contracts.

At the appropriate time, Transamerica will orally request acceleration of the effectiveness of the Registration Statement pursuant to Rule 461 under the Securities Act.

If you have any comments or questions regarding the Registration Statement, please call Alison Ryan at (213) 742-5216, or Ayla Nazli at (213) 742-5218.

Very truly yours,

/s/ Alison Ryan

Alison Ryan